                                                 INDEX OF EXHIBITS PAGE __ OF __



                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 11-K

(Mark One)

      (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 1997.

                                     OR

      (  ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
           SECURITIES EXCHANGE ACT OF 1934


For the transition period from                                 to
                               -------------------------------   ---------------
Commission file number:

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Met-Coil Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Met-Coil Systems Corporation
          5486 6th Street SW
          Cedar Rapids, IA  52404

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 11-K

                            REQUIRED INFORMATION

(a)  Financial Statements.   Filed as part of this Report on Form 11-K are the
     financial statements and the schedules thereto of the Met-Coil Retirement Plan as required by Form 11-K together with the report thereon of Deloitte & Touche LLP, independent auditors, dated July 13, 1998, and McGladrey & Pullen, LLP, independent auditors, dated June 26, 1998.

(b)  Exhibits:   A consent of Deloitte & Touche LLP is being filed as Exhibit
     23.1 to this Report.

(c)  Exhibits:   A consent of McGladrey & Pullen, LLP is being filed as
     Exhibit 23.2 to this report.

                                    CONTENTS

-------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT                                                  1
-------------------------------------------------------------------------------
FINANCIAL STATEMENTS

 Statements of net assets available for benefits
   (with fund information)                                                2 - 5
 Statements of changes in net assets available
   for benefits (with fund information)                                   6 - 9
 Notes to financial statements                                          10 - 14

-------------------------------------------------------------------------------
SCHEDULES

 Item 27a - Schedule of assets held for investment purposes                  15
 Item 27d - Schedule of reportable transactions                              16

-------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT


To the Plan Administrator
Met-Coil Retirement Plan
Cedar Rapids, Iowa

We have audited the accompanying statement of net assets available for benefits of Met-Coil Retirement Plan as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Met-Coil Retirement Plan as of December 31, 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment and (2) reportable transactions as of and for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available and changes in net assets available of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                           McGLADREY & PULLEN, LLP

Cedar Rapids, Iowa
June 26, 1998

                                  OPINION PAGE

                               DELOITTE & TOUCHE


                      [DELOITTE & TOUCHE LLP LETTERHEAD]


INDEPENDENT AUDITORS' REPORT

To the Plan Administrator
Met-Coil Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Met-Coil Retirement Plan (the "Plan") as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP


May 23, 1997

MET-COIL RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(WITH FUND INFORMATION)
DECEMBER 31, 1997

                                                         ----------------------------------------------
                                                                                             LARGE CAP
                                                                          INTERNATIONAL        VALUE
                                                           BALANCED           EQUITY           EQUITY
                                                             FUND              FUND             FUND
-------------------------------------------------------------------------------------------------------
ASSETS
  Investments:
    Investments at fair value  (Note 3)                  $ 2,463,284      $   118,877       $   713,274
    Loans to participants (Note 2)                                 -                -                 -
                                                         ----------------------------------------------
          TOTAL INVESTMENTS                                2,463,284          118,877           713,274
                                                         ----------------------------------------------
  Receivables:
    Employer contributions                                   102,357                -                 -
    Participants' contributions                               13,397            2,330             6,407
                                                         ----------------------------------------------
          TOTAL RECEIVABLES                                  115,754            2,330             6,407
                                                         ----------------------------------------------
                                                           2,579,038          121,207           719,681

LIABILITIES                                                        -                -                 -
                                                         ----------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                        $ 2,579,038      $   121,207       $   719,681
                                                         ==============================================


See Notes to Financial Statements.

--------------------------------------------------------------------------------
                                                                       MET-COIL
  LARGE CAP        SMALL CAP                                           SYSTEMS
    GROWTH           GROWTH          STABLE                          CORPORATION
    EQUITY           EQUITY           VALUE       PARTICIPANT           COMMON
     FUND             FUND            FUND           LOANS              STOCK           TOTAL
------------------------------------------------------------------------------------------------
$ 1,273,355      $ 1,116,682      $ 2,895,280     $         -       $    745,849     $ 9,326,601
          -                -                -          88,783                  -          88,783
------------------------------------------------------------------------------------------------
  1,273,355        1,116,682        2,895,280          88,783            745,849       9,415,384
------------------------------------------------------------------------------------------------

          -                -                -               -                  -         102,357
     12,815           14,562            8,737               -                  -          58,248
------------------------------------------------------------------------------------------------
     12,815           14,562            8,737               -                  -         160,605
------------------------------------------------------------------------------------------------
  1,286,170        1,131,244        2,904,017          88,783            745,849       9,575,989

          -                -                -               -                  -               -
------------------------------------------------------------------------------------------------

$ 1,286,170      $ 1,131,244      $ 2,904,017     $    88,783       $    745,849     $ 9,575,989
================================================================================================

MET-COIL RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(WITH FUND INFORMATION)
DECEMBER 31, 1996


                                                                                            Large Cap
                                                                         International        Value
                                                           Balanced          Equity           Equity
                                                             Fund             Fund             Fund
------------------------------------------------------------------------------------------------------
ASSETS
  Investments:
    Investments at fair value (Note 3)                   $ 1,787,282      $   121,972      $   369,685
    Loans to participants (Note 2)                                 -                -                -
                                                         ---------------------------------------------
          TOTAL INVESTMENTS                                1,787,282          121,972          369,685
                                                         ---------------------------------------------
  Receivables:
    Employer contributions                                    79,480                -                -
    Participants' contributions                               11,068            8,429            5,293
                                                         ---------------------------------------------
          TOTAL RECEIVABLES                                   90,548            8,429            5,293
                                                         ---------------------------------------------
                                                           1,877,830          130,401          374,978

LIABILITIES                                                        -                -                -
                                                         ---------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                        $ 1,877,830      $   130,401      $   374,978
                                                         =============================================


See Notes to Financial Statements.

                                                                       Met-Coil
  Large Cap        Small Cap                                           Systems
   Growth            Growth          Stable                          Corporation
   Equity            Equity           Value       Participant           Common
    Fund              Fund            Fund           Loans              Stock           Total
------------------------------------------------------------------------------------------------

$ 1,017,268      $   935,901      $ 3,134,306     $         -       $   382,008      $ 7,748,422
          -                -                -         127,222                 -          127,222
------------------------------------------------------------------------------------------------
  1,017,268          935,901        3,134,306         127,222           382,008        7,875,644
------------------------------------------------------------------------------------------------

          -                -                -               -                 -           79,480
      9,143           12,511            4,096               -                 -           50,540
------------------------------------------------------------------------------------------------
      9,143           12,511            4,096               -                 -          130,020
------------------------------------------------------------------------------------------------
  1,026,411          948,412        3,138,402         127,222           382,008        8,005,664

          -                -                -               -                 -                -
------------------------------------------------------------------------------------------------

$ 1,026,411      $   948,412      $ 3,138,402     $   127,222       $   382,008      $ 8,005,664
================================================================================================

MET-COIL RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(WITH FUND INFORMATION)
YEAR ENDED DECEMBER 31, 1997


                                                                                              LARGE CAP
                                                                          INTERNATIONAL         VALUE
                                                           BALANCED           EQUITY            EQUITY
                                                             FUND              FUND              FUND
-------------------------------------------------------------------------------------------------------
Investment income:
  Interest and dividends, net of fund administrative
    expenses                                             $    49,063      $     2,146       $    32,038
  Net appreciation in fair value
    of investments (Note 3)                                  327,452            2,581           102,105
                                                         ----------------------------------------------
         TOTAL INVESTMENT INCOME                             376,515            4,727           134,143
                                                         ----------------------------------------------

Contributions:
  Employer                                                   379,872                -                 -
  Participants                                               149,282           25,410            82,953
                                                         ----------------------------------------------
         TOTAL CONTRIBUTIONS                                 529,154           25,410            82,953
                                                         ----------------------------------------------

Benefits paid to participants                                273,801           21,687             9,699
Excess contributions refunded                                 10,971              824             3,890
                                                         ----------------------------------------------
                                                             284,772           22,511            13,589
                                                         ----------------------------------------------

         TOTAL INCREASE (DECREASE) PRIOR TO
           INTERFUND TRANSFERS                               620,897            7,626           203,507

Transfer of assets due to participant elections, net          80,311          (16,820)          141,196
                                                         ----------------------------------------------

         INCREASE (DECREASE) IN NET ASSETS
           AVAILABLE FOR BENEFITS                            701,208           (9,194)          344,703

Net assets available for benefits:
  Beginning of year                                        1,877,830          130,401           374,978
                                                         ----------------------------------------------
  End of year                                            $ 2,579,038      $   121,207       $   719,681
                                                         ==============================================



See Notes to Financial Statements.

                                                                     MET-COIL
  LARGE CAP        SMALL CAP                                         SYSTEMS
   GROWTH           GROWTH            STABLE                       CORPORATION
   EQUITY           EQUITY             VALUE      PARTICIPANT         COMMON
    FUND             FUND              FUND          LOANS            STOCK             TOTAL
------------------------------------------------------------------------------------------------

$     9,495      $     6,258      $    (3,463)    $     5,718       $   16,658       $   117,913

    280,280           79,887          173,753               -          372,746         1,338,804
------------------------------------------------------------------------------------------------
    289,775           86,145          170,290           5,718          389,404         1,456,717
------------------------------------------------------------------------------------------------


          -                -                -               -                -           379,872
    148,089          177,716          105,410               -                -           688,860
------------------------------------------------------------------------------------------------
    148,089          177,716          105,410               -                -         1,068,732
------------------------------------------------------------------------------------------------

    150,260           23,267          413,213               -           25,089           917,016
      6,492            6,185            9,746               -                -            38,108
------------------------------------------------------------------------------------------------
    156,752           29,452          422,959               -           25,089           955,124
------------------------------------------------------------------------------------------------


    281,112          234,409         (147,259)          5,718          364,315         1,570,325

    (21,353)         (51,577)         (87,126)        (44,157)            (474)                -
------------------------------------------------------------------------------------------------


    259,759          182,832         (234,385)        (38,439)         363,841         1,570,325


  1,026,411          948,412        3,138,402         127,222          382,008         8,005,664
------------------------------------------------------------------------------------------------
$ 1,286,170      $ 1,131,244      $ 2,904,017     $    88,783       $  745,849       $ 9,575,989
================================================================================================

MET-COIL RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(WITH FUND INFORMATION)
YEAR ENDED DECEMBER 31, 1996


                                                                                              Large Cap
                                                                         International          Value
                                                           Balanced          Equity             Equity
                                                             Fund             Fund               Fund
--------------------------------------------------------------------------------------------------------
Investment income:
  Interest and dividends, net of fund administrative
    expenses                                             $    28,750      $       380       $      6,840
  Net appreciation (depreciation) in fair value
    of investments (Note 3)                                  189,732            4,765             49,925
                                                         -----------------------------------------------
        TOTAL INVESTMENT INCOME                              218,482            5,145             56,765
                                                         -----------------------------------------------
Contributions:
  Employer                                                   317,740                -                  -
  Participants                                               145,056           38,281             61,947
                                                         -----------------------------------------------
        TOTAL CONTRIBUTIONS                                  462,796           38,281             61,947
                                                         -----------------------------------------------

Benefits paid to participants (Note 4)                       357,124           38,503             28,399
                                                         -----------------------------------------------

        TOTAL INCREASE (DECREASE) PRIOR TO
          INTERFUND TRANSFERS                                324,154            4,923             90,313

Other:
  Transfer of assets due to participant elections, net        59,814            7,317              8,099
  Disbursements of participant loans                         (12,190)          (4,200)            (2,700)
  Repayments of participant loans                              8,518            3,124              7,113
                                                         -----------------------------------------------

        INCREASE (DECREASE) IN NET ASSETS
          AVAILABLE FOR BENEFITS                             380,296           11,164            102,825

Net assets available for benefits:
  Beginning of year                                        1,497,534          119,237            272,153
                                                         -----------------------------------------------
  End of year                                            $ 1,877,830      $   130,401       $    374,978
                                                         ===============================================


See Notes to Financial Statements.

                                                                      Met-Coil
   Large Cap       Small Cap                                          Systems
    Growth          Growth            Stable                        Corporation
    Equity          Equity             Value      Participant          Common
     Fund            Fund              Fund          Loans             Stock            Total
------------------------------------------------------------------------------------------------

$    (2,532)     $    (6,896)     $    83,198     $     6,404       $     1,210      $   117,354

    157,026          122,377          101,564               -           217,170          842,559
------------------------------------------------------------------------------------------------
    154,494          115,481          184,762           6,404           218,380          959,913
------------------------------------------------------------------------------------------------


          -                -                -               -           (20,268)         297,472
    112,856          152,877           96,880               -                 -          607,897
------------------------------------------------------------------------------------------------
    112,856          152,877           96,880               -           (20,268)         905,369
------------------------------------------------------------------------------------------------

     81,867           72,849          699,546          32,080           218,012        1,528,380
------------------------------------------------------------------------------------------------


    185,483          195,509         (417,904)        (25,676)          (19,900)         336,902


     91,079          179,766         (346,075)              -                 -                -
    (13,200)          (5,200)         (17,349)         54,839                 -                -
      7,404           17,291            6,050         (49,500)                -                -
------------------------------------------------------------------------------------------------


    270,766          387,366         (775,278)        (20,337)          (19,900)         336,902


    755,645          561,046        3,913,680         147,559           401,908        7,668,762
------------------------------------------------------------------------------------------------
$ 1,026,411      $   948,412      $ 3,138,402     $   127,222       $   382,008      $ 8,005,664
================================================================================================

MET-COIL RETIREMENT PLAN


NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The accompanying financial statements of the Plan are prepared on the accrual basis.

Valuation of investments: Investments in corporate common stocks are stated at fair value based on closing sales prices reported on recognized securities exchanges on the last business day of the year. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Quoted market prices are used to value the underlying assets of the collective trust accounts. The amounts presented represent the Plan's share of these collective accounts. Participant loans are valued at cost plus accrued interest, which approximates fair value.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the reported value of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Payment of benefits:  Benefit payments to participant are recorded when paid.



NOTE 2.  PLAN DESCRIPTION

The following description of the Met-Coil Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all of the employees of Met-Coil Systems Corporation and subsidiaries (the "Company") who have completed six months of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Participants may contribute up to 15% of their annual wages before bonuses and commissions. Participants may change their contribution percentage at the end of any calendar quarter and also for the seven-day period following receipt of their quarterly contribution statement.

The Company contributes to the Plan an amount equal to 2% of eligible employee compensation. In addition, the Company matches 100% of the first 3% of compensation contributed as an elective deferral by a participant. The Company makes no contributions for the Lockformer Company bargaining unit employees. Iowa Precision Industries, Inc. bargaining unit employees receive employer contributions, as specified in the Collective Bargaining Agreement. Additional amounts may be contributed at the discretion of the Company's Board of Directors.

MET-COIL RETIREMENT PLAN


NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 2.  PLAN DESCRIPTION (CONTINUED)

Employee contributions are invested in accordance with instructions of the participants. Prior to January 1, 1996, employer contributions were used to purchase Company stock; after January 1, 1996, employer contributions are invested in the Balanced Fund.

Participant accounts: Each participant's account is credited with the participant's contributions and, where applicable, an allocation of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service. Nonvested amounts are forfeited upon termination and are used to fund the employer contribution.

Investment options: Upon enrollment in the Plan, a participant may direct employee contributions in 10% increments to any one or more of the following funds:

 Balanced Fund: The fund invests primarily in large capitalization, high-quality common stocks and in fixed income senior securities rated within the first four highest categories established by Moody's Investors Service or Standard & Poor's Corporation.

 International Equity Fund: The fund invests primarily in equity securities of companies domiciled outside the United States.

 Large Cap Value Equity Fund: The fund invests primarily in common stock of issuers with total market capitalization of $1 billion or greater at the time of purchase.

 Large Cap Growth Equity Fund: The fund invests primarily in common stock of issurers with total market capitalization of $1 billion or greater at the time of purchase.

 Small Cap Growth Equity Fund: The fund invests primarily in common stocks of companies with total market capitalization less than $1 billion at the time of purchase.

 Stable Value Fund: The fund has two portfolios of investment contracts issued by high quality life insurance and investment companies; one collective trust fund is managed by Firstar Trust Co. and the other is managed by Smith Barney Corporate Trust Co. The fund may also invest in units of other guaranteed investment contract collective funds.

MET-COIL RETIREMENT PLAN


NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 2.  PLAN DESCRIPTION (CONTINUED)

Loans to participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer between the investment funds designated by the participant and the loan account. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the date of the loan, plus 1%. Principal and interest is paid through payroll deductions.

Payment of benefits: Upon termination of service, a participant receives a lump-sum amount equal to the value of his or her account.

Administrative costs: Certain administrative costs of the Plan are paid by the Company and are not reflected in the financial statements of the Plan. Administrative costs paid by the Plan are reported as a reduction of investment income.



NOTE 3.  INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets are identified as follows:


                                                                    1997             1996
                                                                -----------------------------
CG Capital Markets Funds:
  Balanced Investments                                          $  2,463,284     $  1,787,282
  Large Cap Value Investments                                        713,274          369,685
  Large Cap Growth Investments                                     1,273,355        1,017,268
  Small Cap Growth Investments                                     1,116,682          935,901
Met-Coil Systems Corporation common stock                            745,849          382,008
Firstar Employee Benefit Stable Asset Fund                         1,090,553        1,411,436
Smith Barney Corporate Trust Co., Capital Preservation Fund        1,804,727        1,722,870
Others                                                               207,660          249,194
                                                                -----------------------------
                                                                $  9,415,384     $  7,875,644
                                                                =============================

MET-COIL RETIREMENT PLAN


NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 3.  INVESTMENTS (CONTINUED)

During 1997 and 1996, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $1,338,804 and $842,559, respectively.

                                                                        1997            1996
                                                                    ---------------------------
Net change in fair value for the year ended December 31:
 Investments at fair value as determined by quoted market price:
   Mutual funds                                                     $    792,305     $  523,825
   Collective trust accounts                                             173,753        101,564
   Corporate common stock                                                372,746        217,170
                                                                    ---------------------------
                                                                    $  1,338,804     $  842,559
                                                                    ===========================


NOTE 4.  BENEFIT PAYMENTS

In February 1996, the Company sold its Rowe Machinery & Automation subsidiary. During May 1996, $901,856 was transferred to the new employer's retirement plan in a trust-to-trust transfer. In addition, approximately 65,000 shares of the Company's common stock were liquidated and funds were transferred to the new employer's retirement plan.



NOTE 5.  PLAN AMENDMENTS

On October 23, 1997 the Plan was amended, to be effective March 31, 1996, to allow for employee participation in the Plan on the first day of the calendar quarter following the employee's completion of six months of employment. Employer contributions will commence upon the employee's completion of one year of service.



NOTE 6.  TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 1997 and 1996, the Plan held 253,863 shares and 265,652 shares of common stock of Met-Coil Systems Corporation, a sponsoring employer, with a cost basis of $700,662 and $732,859, respectively. During the years ended December 31, 1997 and 1996, the Plan recorded total investment income of $389,404 and $218,380 from the Met-Coil Systems Corporation common stock.

MET-COIL RETIREMENT PLAN


NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 7.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become 100% vested in their accounts and the trust will continue in effect until all net assets are distributed in accordance with the provisions of the Plan.



NOTE 8.  TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 15, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

MET-COIL RETIREMENT PLAN


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997

                                                      Number Of
       Description                                      Shares         Cost         Fair Value
----------------------------------------------------------------------------------------------

CG Capital Markets Funds:
  Balanced Investments                                 207,347     $ 2,127,303     $ 2,463,284
  International Equity Investments                      11,911         124,325         118,877
  Large Cap Value Investments                           53,710         669,860         713,274
  Large Cap Growth Investments                          74,903       1,023,451       1,273,355
  Small Cap Growth Investments                          65,998       1,128,004       1,116,682
Met-Coil Systems Corporation common stock*             253,863         700,662         745,849
Firstar Employee Benefit Stable Asset Fund              46,805         901,271       1,090,553
Smith Barney Corporate Trust Co.                       129,947       1,522,462       1,804,727
  Capital Preservation Fund
Participant loans*                                      N/A             88,783          88,783
                                                                   ---------------------------
          TOTAL INVESTMENTS                                        $ 8,286,121     $ 9,415,384
                                                                   ===========================

*  Indicates a party-in-interest to the Plan.

MET-COIL RETIREMENT PLAN


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
TRANSACTIONS INVOLVING MORE THAN 5 PERCENT OF THE BEGINNING NET ASSETS

                                     Total                         Total
                                    Number          Total         Number         Total
                                      Of          Purchase          Of          Selling       Net Gain
   Description of Assets           Purchases        Price          Sales         Price         (Loss)
-------------------------------------------------------------------------------------------------------
CG Capital Markets Balanced
   Fund                               45         $  799,639         11        $  122,676     $   73,981


CG Capital Markets Large
   Cap Growth Fund                    25            288,644         24           242,336         74,620

CG Capital Markets Small
   Cap Growth                         18            292,236         25           180,280         (4,343)


                          MET-COIL RETIREMENT PLAN

                                  FORM 11-K

                                 SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    MET-COIL RETIREMENT PLAN



Date: July 8, 1998                  By: /s/ Katie M. Michael
                                       --------------------------
                                       Katie M. Michael
                                       Trustee/Plan Administrator

                          MET-COIL RETIREMENT PLAN

                                  FORM 11-K

                                EXHIBIT INDEX



Exhibit                                       Page
Number               Exhibit                  Number
-------  -----------------------------------  ------
 23.1    Consent of Deloitte & Touche, LLP.     25

 23.2    Consent of McGladrey & Pullen, LLP.    26